Exhibit 99.1

G Medical Innovations Holdings Ltd. Announces Receipt of Nasdaq Hearings Panel’s Decision to Grant Exception for Continued Listing

Rehovot, Israel, May 15, 2023 (GLOBE NEWSWIRE) -- G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (the “Company”) announced today that, on May 11, 2023, the Company received notice from the Hearings Panel (the “Panel”) of the Nasdaq Stock Market LLC (“Nasdaq”) that the Panel has granted the request of the Company to continue its listing on Nasdaq, subject to the conditions described below.

As previously disclosed by the Company, on November 22, 2022, the Company received a deficiency letter from the Listing Qualifications Department of the Nasdaq notifying it that, based on its shareholders’ deficit of $1,240 thousand as of June 30, 2022, as reported in the Company’s Report of Foreign Private Issuer on Form 6-K on November 18, 2022, the Company was no longer in compliance with the minimum shareholders’ equity requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain shareholders’ equity of at least $2.5 million. The Company had 45 calendar days, or until January 6, 2023, to submit a plan to regain compliance. The Company submitted its compliance plan on January 6, 2023 and made a subsequent submission on January 19, 2023. On February 16, 2023, the Company received a letter from the Staff of Nasdaq notifying that Nasdaq had determined to delist the Company’s Ordinary Shares and tradeable warrants from Nasdaq based on (i) non-compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b) and (ii) providing the Staff a submission of information that contained material misrepresentations, in violation of Nasdaq Listing Rule 5250(a)(1), in relation to the Company’s extraordinary general meeting of shareholders, which was adjourned on February 9, 2023 and ultimately held and concluded on February 16, 2023. On February 23, 2023, the Company requested a hearing before the Panel, which stayed any delisting or suspension action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

On May 11, 2023, the Panel granted the Company’s request to continue its listing on Nasdaq subject to the requirement that, by no later than August 4, 2023 (the “Exception Period”), it provide the Panel with unaudited interim financial statements for the second quarter of 2023 and demonstrate to the Panel that the Company continues to meet the equity requirement. Upon review of the Company’s interim financial statements for the second quarter of 2023, the Panel will decide if the Company has demonstrated an ability to maintain compliance with the continued listing requirements on a long-term basis. In addition, from May 11, 2023 until the end of the Exception Period, the Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on Nasdaq inadvisable or unwarranted. Until the end of the Exception Period, the Company is required to provide prompt notification to the Panel of any significant events that may affect the Company’s compliance with Nasdaq requirements.

Finally, the Panel has informed the Company that it does not believe the Company engaged in material misrepresentations to the Nasdaq Staff in relation to the Company’s extraordinary general meeting of shareholders, which was adjourned on February 9, 2023 and ultimately held and concluded on February 16, 2023.

About G Medical Innovations Holdings Ltd.

G Medical Innovations Holdings Ltd. is a healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing a multi-channel patient-worn biosensors, with algorithms for real time analysis and transmission that captures electrocardiography (i.e. ECG) data continuously, including QT Syndrome Prolongation Detection. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (i.e., IDTF) monitoring services and private monitoring services.

In the second half of 2022, the Company expanded its business activities into a new business area, at-home laboratory testing kits. In the third quarter of 2023, the Company expects that users will be able to purchase a sample collection kit at retail stores or online and collect their sample from the comfort and privacy of their home and send it via mail to the Company’s certified lab for analysis. The Company has developed 31 types of tests kits which can test a wide range health issued related to hormones, sexual transferred disease, colon cancer, nutrition, food sensitivities and allergies. In addition, the Company’s pipeline includes development of additional kits for drug detection, heavy metal and toxicology. Data received from both vital signs and lab tests reflects the vision of the Company which is to allow users to create their personal electronic medical records and manage their health in one location which is available for them anywhere and anytime without dependency on any medical organization.

For more information about G Medical innovations, visit https://gmedinnovations.com/.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses: that upon review of the Company’s interim financial statements for the second quarter of 2023 the Panel will decide if the Company has demonstrated an ability to maintain compliance with Nasdaq requirements on a long-term basis; that, in the third quarter of 2023, the Company expects that users will be able to purchase sample collection kits at retail stores or online and send samples to the Company’s certified lab for analysis; and the Company’s pipeline for development of additional kits for drug detection, heavy metal and toxicology. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investors Relations Contact:

G Medical innovations Holdings Ltd.

 service@gmedinnovations.com